Alexandria Kane Partner 345 Park Avenue New York, NY 10154	Direct 212.407.4017 Main 212.407.4000 Fax 212.937.3943 akane@loeb.com

Via EDGAR

July 22, 2025

Division of Corporation Finance

Office of Real Estate and Construction

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Kellie Kim

Isaac Esquivel

Pearlyne Paulemon

Pamela Long

Re:	CSLM Digital Asset Acquisition Corp III, Ltd

Amendment No. 1 to Registration Statement on Form S-1
Filed July 8, 2025
File No. 333-288156

Ladies and Gentlemen:

On behalf of our client, CSLM Digital Asset Acquisition Corp III, Ltd, a Cayman Islands exempted company (formerly known as, CSLM Acquisition Corporation II, Ltd) (the “Company”), we submit to the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) this letter setting forth the Company’s response to the comments contained in the Staff’s letter dated July 18, 2025 (the “Comment Letter”) regarding the Company’s above-referenced Registration Statement on Form S-1, as amended by Amendment No. 1 (the “Registration Statement”).

Concurrently herewith, the Company is submitting via EDGAR Amendment No. 2 to the Registration Statement (the “Amended Registration Statement”), which reflects the Company’s responses to the Comment Letter and certain updated information. For ease of reference, each comment contained in the Comment Letter is printed below and is followed by the Company’s response. All page references in the responses set forth below refer to the page numbers in the Amended Registration Statement. All capitalized terms used but not defined in this response letter have the meanings ascribed to such terms in the Amended Registration Statement.

July 22, 2025

Amendment No.1 to Registration Statement on Form S-1 filed July 8, 2025

Cover Page

1.	We acknowledge your response to prior comment 1 and amended disclosure that the shares redeemed in connection with a charter amendment will not be subtracted from the number of shares used to determine the 25% founder share interest. This disclosure appears to be relevant to the anti-dilution provision of the founder share conversion at the time of the business combination, which is discussed in the subsequent paragraph. Please revise the location of this information accordingly. In addition, please clearly highlight that you will not subtract shares redeemed in a charter amendment, but you will subtract shares redeemed in the business combination in applying the anti-dilution mechanism of the founder share conversion.

RESPONSE: The Company has revised the disclosure on the cover page to the Amended Registration Statement in accordance with the Staff’s comment.

2.	Please revise the statement that as a result of any adjustment to the founder shares by way of their surrender, the percentage of the founder shares will remain constant and the shareholders will not be subject to further dilution based upon the extent to which the underwriter’s over-allotment is exercised. This information is inconsistent with your dilution table illustrating an increase in dilution when the over-allotment is not exercised. For reference please see Item 1603(a)(6) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on the cover page to the Amended Registration Statement in accordance with the Staff’s comment.

Prospectus Summary, page 1

3.	We acknowledge your response to prior comment 9 and amended disclosure. We note your definition for the term ‘permitted withdrawal’ references Sections 1 (i), 1 (j), and 1 (k) of the Investment Management Trust Agreement. As the definition you have provided in the prospectus references information outside the prospectus, please revise here to clearly explain or define the term ‘permitted withdrawal,’ which may affect the amount shareholders will receive upon redemption of their shares. Please see Securities Act Rule 411(a).

RESPONSE: The Company has revised the definition of “permitted withdrawal” in accordance with the Staff’s comment.

Prior SPAC Experience, page 14

4.	We acknowledge your response to prior comment 4 and amended disclosure. Please revise to describe the current status of Haymaker Acquisition Corp. 4 and Berto Acquisition Corp, including whether it is pending a de-SPAC transaction, still searching for a target, or has liquidated, as requested in the prior comment.

RESPONSE: The Company has revised the disclosure on pages 15 and 16 of the Amended Registration Statement in accordance with the Staff’s comment.

July 22, 2025

The Offering

Permitted purchases of public shares by our affiliates, page 41

5.	We acknowledge your response to prior comment 7 and amended disclosure. We continue to note disclosures on page 41 stating that there is no restriction on the price that your sponsor and affiliates may pay for such purchases. We also note your revised disclosure that stating if your sponsor, initial shareholders, directors, officers, advisors or their affiliates were to purchase shares from public shareholders, they would do so at a price no higher than the price offered through your redemption process. Please revise these disclosures to reconcile the inconsistency.

RESPONSE: The Company has revised the disclosure on page 41 of the Amended Registration Statement in accordance with the Staff’s comment.

Risk Factors

We may approve an amendment or waiver of the letter agreement ..., page 79

6.	We acknowledge your response to prior comment 10 and amended disclosure identifying the parties to whom sponsor interests may be transferred; however, you do not describe the circumstances or arrangements under which the sponsor members may transfer their sponsor interests, thereby indirectly transferring your securities (i.e., the founder shares, private units and components thereof). If there are no limitations on transfers of sponsor interests other than as to permitted transferees, please clarify. See Item 1603(a)(6) of Regulation S-K.

RESPONSE: The Company has revised the disclosure on page 79 of the Amended Registration Statement in accordance with the Staff’s comment.

Please do not hesitate to contact Giovanni Caruso at (212) 407-4866 or Alexandria Kane at (212) 407-4017 at Loeb & Loeb LLP with any questions or comments regarding this letter.

Sincerely,

/s/ Loeb & Loeb LLP

Loeb & Loeb LLP

cc:	Charles T. Cassel III